

SEC
Mail Processing
Section

FB 25 2010

Washington, DC
122

10026912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8- 65174

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/2009_____ AND ENDING_____12/31/2009_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hammerman & Strickland Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    18544 N. Dale Mabry Hwy

(No. and Street)

Lutz	FL	33548
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Daniel D. Raulerson, CPA   (813) 752-6604

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A.

(Name – *if individual, state last, first, middle name*)

600 W. Dr. MLK Jr. Blvd.	Plant City	FL	33563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ Michael Strickland _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Hammerman & Strickland Securities, LLC _____ , as of _____ December 31 _____ , 20 09 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Hammerman & Strickland Securities, LLC
Lutz, FL
Audited Financial Statements
December 31, 2009

Hammerman & Strickland Securities, LLC
Audited Financial Statements
December 31, 2009

TABLE OF CONTENTS



Raulerson & Company, P.A.
Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

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INDEPENDENT AUDITORS' REPORT

To the Members of
Hammerman & Strickland Securities, LLC

We have audited the accompanying statement of financial condition of Hammerman & Strickland Securities, LLC (a Florida Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hammerman & Strickland Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson + Company, P.A.

Raulerson & Company, PA
Plant City, Florida
February 20, 2010

1

Hammerman & Strickland Securities, LLC
Statement of Financial Condition
As of December 31, 2009

Assets

Cash	$	13,340
Total Assets	$	13,340

Liabilities and Members' Equity

Liabilities

Accrued Liabilities	$	1,930

Members' Equity

Members' Equity		11,410
Total Liabilities and Members' Equity	$	13,340

Hammerman & Strickland Securities, LLC
Statement of Income
For the Year Ended December 31, 2009

Revenues	$	90,692
Operating Expenses		
Accounting Fees		2,580
Bank Service Charges		5
Insurance		1,613
Licenses & Taxes		75
Quarterly Support Fee		20,540
Regulatory Fees & Expenses		1,034
Total Operating Expenses		25,847
Net Income or (Loss)	$	64,845

Hammerman & Strickland Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

Balance at December 31, 2008	$	13,565
Net income for the year ended December 31, 2009		64,845
Less: Distributions		(67,000)
Balance at December 31, 2009	$	11,410

See accompanying independent auditors' report and notes to financial statements.

4

Hammerman & Strickland Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:

Net income	$ 64,845
Adjustments to reconcile net income:	
Increase (decrease) in:	
Other accrued expenses	30
Net cash (used for) provided by operating activities	64,875

Cash Flows from Financing Activities:

Distributions	(67,000)
Net cash provided by (used in) financing activities	(67,000)
Increase (decrease) in cash and cash equivalents	(2,125)
Cash and cash equivalents - beginning of the year	15,465
Cash and cash equivalents - end of the year	$ 13,340

Supplemental Cash Flow Disclosures:

Cash Paid During the Year for:

Income Taxes	$ -
Interest	$ -

See accompanying independent auditors' report and notes to financial statements.

5

Hammerman & Strickland Securities, LLC
Notes to Financial Statements
December 31, 2009

Note 1: Organization and Nature of Business

The Company, located in Lutz, Florida, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Limited Liability Company organized in the State of Florida.

Note 2: Summary of Significant Accounting Policies
Basis of Presentation

In accordance with generally accepted accounting principles, Hammerman & Strickland Securities, LLC maintains it's books on the accrual basis of accounting. Revenues and gains are recognized when earned and expenses and losses are recognized when incurred.

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC, and FINRA.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns.

AML Compliance Program

The Company retained Lynn G. Hippner, CRCP of Registration Consultants, to test their firm's AML Compliance Program for the twelve month period. This test was conducted for forming an opinion on the Anti-Money Laundering Program taken as a whole. The intent of the test was not to determine specific rule violations, but rather to determine the ability of the Program to permit the Company to adequately comply with relevant BSA, SEC, FINRA, and US Treasury rules.

Hammerman & Strickland Securities, LLC
Notes to Financial Statements
December 31, 2009

Regulatory Matters

There were no material inadequacies at December 31, 2009 in the Company's accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please reference the attached internal control opinion letter.

The schedules of Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are not applicable because the Company is exempt pursuant to Rule 15c3-3(k)(1).

Note 3:   Net Capital Requirements

At December 31, 2009, the Company had net capital of $11,410, which was $6,410 in excess of its required net capital of $5,000.

Note 4:   Related Party Transactions

During 2009, the Company paid Hammerman & Strickland, LLC (a related party) quarterly support fees totaling $20,540 based on a written management agreement between the two companies.

SUPPLEMENTARY SCHEDULES

Schedule I

Hammerman & Strickland Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2009

Ownership Equity, Net Capital	$	11,410
There are no adjustments regarding non-allowable assets or for haircuts		-
Minimum required net capital		5,000
Excess Net Capital	$	6,410
Aggregate Indebtedness	$	1,930
Ratio of Aggregate Indebtedness to Net Capital		17%

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2009

REQUIRED REPORTS



Raulerson & Company, P.A.
Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

Business Navigation

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Members of
Hammerman & Strickland Securities, LLC

In planning and performing our audit of the financial statements of Hammerman & Strickland Securities, LLC (a Florida Limited Liability Company), for the year ended December 31, 2009 in acordance with auditing standards generally acepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); in making the quarterly securities examinations, counts, and verifications and comparisons and the recording of differences required by rule 17a-13; and in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversly affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiences, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson + Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 20, 2010

Hammerman & Strickland Securities, LLC
Annual Audited Report
December 31, 2009